FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: __August__ , 2003

Commission File Number _____0-27322_____

_____Mountain Province Diamonds Inc._____
(Translation of registrant's name into English)

____Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **Mountain Province Diamonds Inc.** (the "Company") will be held on Tuesday, September 16, 2003, in the Moresby Island Room on the Discovery Floor of The Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 1:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1.   To receive the audited annual financial statements of the Company for its fiscal year ended March 31, 2003;

2.   To decrease the number of directors from nine to seven;

3.   To elect directors for the ensuing year;

4.   To appoint KPMG LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration; and

5.   To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the *Company Act* (British Columbia) ("Company Act") and section 4(2) of the *Company Act Regulations*, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the *Criminal Records Act* (Canada); or a person whose registration in any capacity has been cancelled under the *Securities Act* (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the *Mortgage Brokers Act* (British Columbia) by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 11th day of August, 2003.

BY ORDER OF THE BOARD

"Jan W. Vandersande"

Jan W. Vandersande
President

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY, SEPTEMBER 16, 2003

MOUNTAIN PROVINCE DIAMONDS INC.

CANADA Office:	USA Office:
525 Seymour Street, Suite 212	3633 East Inland Empire Blvd., Suite 465
Vancouver, British Columbia V6B 3H7	Ontario, CA 91764
Tel: (604) 687-0122	Tel: (909) 466-1411

Website: http://www.mountainprovince.com

INFORMATION CIRCULAR

(all information as at August 11, 2003 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Tuesday, September 16, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY**. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Trust Company of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-866-249-7775 (Within North America)
By Fax:	(416) 263-9524 (Outside North America)
By Email:	caregistryinfo@computershare.com

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered**.

<h2 style="text-align:center">REVOCATION OF PROXIES</h2>

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Canadian office of the Company, at Suite 212 – 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

<h2 style="text-align:center">EXERCISE OF DISCRETION</h2>

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 66,630,966 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities**.

Any shareholder of record at the close of business on August 11, 2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Mountain Glen Mining Inc. [1]	16,015,696 [2]	24%
Bottin (International) Investments Ltd. [3]	12,822,396	19.2%

(1)   Mountain Glen Mining Inc. (the "Subsidiary") is a wholly-owned subsidiary of the Company.

(2)   These shares cannot be voted on any resolution put to shareholders at the Meeting pursuant to section 159 of the *Company Act* (British Columbia) and section 31(3) of the *Business Corporations Act* (Alberta). It is anticipated that the Company and the Subsidiary will effect a further reorganization in due course to cancel these shares. Under the *Business Corporations Act* (Alberta), the Company is required to cause the Subsidiary to dispose of these shares by June 30, 2005.

(3)   Bottin (International) Investments Ltd. is controlled by Dermot Desmond.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)   the Company's chief executive officer;

(b)   each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c)   any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2003 the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	
Jan W. Vandersande President	2003	Nil	15,390	149,665 [1]	36,000	Nil	N/A	Nil
	2002	Nil	Nil	207,913 [1]	225,000 [2]	Nil	N/A	Nil
	2001	Nil	Nil	246,010 [1]	60,000 [3]	Nil	N/A	Nil
Paul Shatzko Former Chairman of the Board [4]	2003	Nil	Nil	45,000 [5]	150,000 [6]	Nil	N/A	331,500 [7]
	2002	Nil	Nil	96,000 [5]	225,000 [2]	Nil	N/A	Nil
	2001	Nil	Nil	163,000 [5]	100,000 [3]	Nil	N/A	Nil

(1)   These monies were paid to Dr. Vandersande pursuant to a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(2)   25,000 of these stock options were granted in consideration of the reduction of the monthly remuneration payable to each of Dr. Vandersande and Dr. Shatzko. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(3)   All of these stock options were granted in consideration of the reduction of the monthly remuneration payable to each of Dr. Shatzko and Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(4)   Dr. Shatzko served as the Chairman of the board of the Company's directors from November 1, 1997, and as President of the Company's Subsidiary from July 18, 2000, until his resignation from both offices on January 3, 2003.

(5)   These monies were paid to Dr. Shatzko pursuant to a management services agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(6)   These stock options were granted on December 16, 2002 as part of the consideration for Dr. Shatzko's agreement to resign effective January 2003, and in recognition of the valuable contribution made by Dr. Shatzko since the formation of the Company.

(7)   These monies were paid to Dr. Shatzko on his resignation pursuant to the management services agreement referred to in (5) above.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [1]	Expiration Date
Jan W. Vandersande	Dec 16, 2002	36,000 [2]	18.6%	$1.71	$1.62	Jan 30, 2004 [4]
Paul Shatzko	Dec 16, 2002	150,000 [3]	77.3%	$1.71	$1.62	Feb 2, 2003 [5]

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.
(2) These options are vested monthly at the rate of 3,000 options per month commencing January 31, 2003 through to December 31, 2003.
(3) These stock options were granted on December 16, 2002 as part of the consideration for Dr. Shatzko's agreement to resign effective January 2003, and in recognition of the valuable contribution made by Dr. Shatzko since the formation of the Company.
(4) 30 days after portion has vested.
(5) 30 days following Dr. Shatzko's resignation.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable [2]
Jan W. Vandersande	54,000	$41,550	310,000 [3] / 27,000 [4]	$104,700 / $3,510
Paul Shatzko	250,000	$108,300	325,000 / Nil	$122,250 / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2003 was $1.84.
(3) 100,000 of these stock options were re-granted after cancellation with an amended exercise price of $2.25 and an extended expiry date of February 1, 2004. The Toronto Stock Exchange considers such cancellation and re-granting to be an amendment of the existing incentive stock options.
(4) These options vest monthly at the rate of 3,000 options per month commencing April 30, 2003 through to December 31, 2003.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Compensation Committee

The Company's Compensation Committee consists of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle. However, compensation matters may also be reviewed and approved by the Company's entire board of directors (the "Board").

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on the combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on March 31, 1997 with the cumulative total return of the Standard & Poor's TSX Composite Index (formerly the TSX 300 Stock Index) (the "TSX Composite") for the six most recently completed fiscal years of the Company.


MOUNTAIN PROVINCE DIAMONDS INC.
("MPV")
Comparison of Five Year Total Common Shareholders' Return




	1997	1998	1999	2000	2001	2002	2003
MPV	$3.30	$5.00	$2.25	$1.20	$0.62	$0.84	$1.84
TSX Composite	5850.22	7558.50	6597.79	9462.39	7608.00	7851.47	6343.29

Termination of Employment, Change in Responsibilities and Employment Contracts

Jan W. Vandersande, President and a director.

The Company entered into a consulting agreement dated June 1, 1997, as amended on January 1, 2001, January 1, 2002 and December 13, 2002 (the "Consulting Agreement") with Jan Vandersande pursuant to which Dr.

Vandersande would receive the following remuneration. The Consulting Agreement provides that the Company and Dr. Vandersande would review and fix the monthly fee on an annual basis, prior to each anniversary of the Consulting Agreement. If the Company and Dr. Vandersande failed to reach an agreement with respect to remuneration, the monthly fee then in effect would continue.

(a)   at the rate of US$14,000 per month for a period of 43 months commencing on the effective date of the Consulting Agreement and ending on December 31, 2000;

(b)   at the rate of US$12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

(c)   at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002;

(d)   at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2003 and ending on December 31, 2003; and

(e)   thereafter at the rate of US$14,000, commencing on January 1, 2004.

The Company granted to Dr. Vandersande an option to purchase up to 60,000 common shares of the Company for a term of five years at a price of $0.60 per share in consideration of the monthly remuneration rate being reduced during the calendar year 2001, and a further option to purchase up to 25,000 common shares of the Company for a term of five years at a price of $0.67 per share in consideration of the reduction of salary during the 2002 calendar year.

In addition, the Company will pay to Dr. Vandersande, as a bonus in consideration of continued reduction in remuneration during the 2003 calendar year, the aggregate sum of Cdn$61,560 in 12 equal monthly instalments. The proceeds of each instalment will be applied to the exercise of incentive stock options held in the Company within 30 days of receipt.

The severance amount payable under the Consulting Agreement is an amount equal to the greater of three times the amount of Dr. Vandersande's annual salary at the date of termination, and US$504,000.

Paul Shatzko, former Chairman of the Board and director.

During the fiscal year ended March 31, 2003, the Company paid to Paul Shatzko an aggregate sum of $45,000 as consideration for management services. These services were provided pursuant to the terms of a management services agreement (the "Management Services Agreement") made as of June 1, 1997, as amended on January 1, 2001 and on January 1, 2002. Dr. Shatzko also received stock options to purchase up to 100,000 common shares of the Company under the first amending agreement and additional stock options to purchase up to 25,000 common shares of the Company under the second amending agreement in consideration of the reduction of the monthly remuneration payable to him under the Management Services Agreement.

Effective January 3, 2003, upon the Company receiving Dr. Shatzko's resignation, the Management Services Agreement terminated. In full satisfaction of all contractual, common law and statutory obligations of the Company, the Company granted to Dr. Shatzko an option (the "Option") to purchase 150,000 common shares at an exercise price of $1.71 per share and a termination payment of $331,500, $256,500 of which would be applied toward the exercise of the Option.

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended March 31, 2003, other than the sum of $300 for one board of directors' meeting attended. During that period, the Company paid an aggregate of $1,800 to three directors in this respect.

Also, during the most recently completed fiscal year, the Company paid $28,246 for property evaluation to a company in which a director of the Company has an interest, and an aggregate of $20,340 for secretarial services to third parties related to a director of the Company. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 331,000 common shares to directors. Of these options, 150,000 were granted to Dr. Shatzko on December 16, 2002 as part of the consideration for his agreement to resign effective January 2003, and in recognition of the valuable contribution made by Dr. Shatzko since the formation of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution decreasing the number of directors of the Company from nine to seven for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) (the "Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company [1] and Place of Residence [3]	Principal Occupation [2] [3]	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [3]
Elizabeth J. Kirkwood [4] [5] [6] Chairman of the Board and a director of the Company. *Canada*	Business Executive.	September 21, 2001	6,000
Jan. W. Vandersande President and a director of the Company. *United States of America*	President of the Company since May 1996.	May 22, 1996	42,000
Jesus R. Martinez Corporate Secretary and a director of the Company. *Canada*	Self-employed Professional Mining Engineer.	November 22, 1989	315,850
Carl Verley [4] [5] [6] Director of the Company. *Canada*	Self-employed Geological Consultant.	December 2, 1986	126,250
David Whittle [4] [5] [6] Director of the Company. *Canada*	Self-employed Chartered Accountant.	November 1, 1997	5,734
D.H.W. (Harry) Dobson Director of the Company. *United Kingdom*	Independent Businessman.	November 1, 1997	1,164,923 [7]
Jonathan Comerford [4] [5] [6] Director of the Company. *Ireland*	Investment Manager at IIU Limited since August 1995 to date.	September 21, 2001	Nil

(1)   For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)   Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)   The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)   Members of the Company's Audit Committee.

(5)   Members of the Company's Compensation Committee.

(6)   Members of the Company's Corporate Governance Committee.

(7)   172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Province, a Vancouver, British Columbia newspaper, on July 18, 2003. Copies of such Advance Notice of Meeting were delivered to all applicable securities commissions and the Toronto Stock Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process,
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
- the Company's succession planning, including appointing, training and monitoring senior management,
- the Company's major business development initiatives,
- the integrity of the Company's internal control and management information systems,
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget,
- approval of the Company's business plan,
- acquisition of, or investments in new business,
- changes in the nature of the Company's business,
- changes in senior management, and
- all matters as required under the Company Act.

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2003, the Board met five times.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, six of the Company's seven existing and proposed directors are unrelated. The related director of the Company is Jan Vandersande, the President of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. Jan Vandersande is the Company's President and the Board is chaired by Elizabeth Kirkwood.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised entirely of a majority of unrelated directors. The committees, their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. During the year ending March 31, 2003, the Audit Committee met four times.

Compensation Committee

The Compensation Committee, in consultation with the President of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. The Compensation Committee is composed of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. During the year ending March 31, 2003, the Compensation Committee met once.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. The Corporate Governance Committee is composed of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. During the year ending March 31, 2003, the Corporate Governance Committee met once.


APPOINTMENT AND REMUNERATION OF AUDITOR


Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Jan W. Vandersande"

Jan W. Vandersande
President

	TSX Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Board also monitors the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Jan Vandersande is the only related director.

	TSX Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Jan Vandersande - Related - is President of the Company. For the remainder of directors and the proposed directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of directors' fees and stock options - a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors) Elizabeth Kirkwood – Unrelated – is Chairman of the Board. Jesus Martinez – Unrelated – is Corporate Secretary of the Company. Carl Verley – Unrelated David Whittle – Unrelated Harry Dobson - Unrelated Jonathan Comerford – Unrelated
4.a.	Appoint a committee responsible for appointment/ assessment of directors	No	The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated.	N/A	
5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	No	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.
7	Consider reducing size of the Board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.

	TSX Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically.
9.a.	Committees should generally be composed of non-management directors	Yes	
9.b.	Majority of committee members should be unrelated.	Yes	All committees are composed entirely of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	No	There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	All Board committees are comprised solely of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management.
13.b.	All members should be non-management directors	Yes	The Audit Committee is comprised entirely of non-management members.

	TSX Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
14	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	No	No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.

Proxy

THIS PROXY IS SOLICITED BY MANAGEMENT OF MOUNTAIN PROVINCE DIAMONDS INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, SEPTEMBER 16, 2003 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Jan W. Vandersande**, the President and a director of the Company, or failing this person, **Elizabeth J. Kirkwood**, the Chairman of the Board and a director of the Company, or in the place of both of the foregoing, _____ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _____ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To decrease the number of directors from nine to seven		
		For	Withhold
2.	To elect Elizabeth J. Kirkwood as director.		
3.	To elect Jan W. Vandersande as director.		
4.	To elect Jesus R. Martinez as director.		
5.	To elect Carl Verley as director.		
6.	To elect David Whittle as director.		
7.	To elect D.H.W. (Harry) Dobson as director.		
8.	To elect Jonathan Comerford as director.		
9.	To appoint KPMG LLP as the auditor of the Company.		
		For	Against
10	To authorize the directors to set the auditor's remuneration.		
11.	To approve the transaction of other business.		

The undersigned **Registered Shareholder** hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: _____

Please Print Name: _____

Date: _____

Number of Shares Represented by Proxy: _____

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>. If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the Proxy.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the ***blank*** space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder ***specifies*** a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This ***Proxy*** is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, **Computershare Trust Company of Canada,** by mail or by fax, not later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time for holding the Meeting.

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF **MOUNTAIN PROVINCE DIAMONDS INC.**

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 *Interim Financial Statement and Report Exemption* (the "Rule") and National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* which together replace National Policy 41 *Shareholder Communication* and establish a new framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly (prior to National Policy 41) required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Rule exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO: **Mountain Province Diamonds Inc.** (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

_____

Name (Please print)

_____

Address

_____

City/Province (or State)/Postal Code

_____   _____

Signature of shareholder, or if shareholder is a   *Dated*
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

Tel: (604) 661-9400 or Toll Free: 1-888-661-5566
Fax: (604) 661-9480

Consolidated Financial Statements of

MOUNTAIN PROVINCE DIAMONDS INC.

Years ended March 31, 2003 and 2002



KPMG LLP
Chartered Accountants

Box 10426, 777 Dunsmuir Street	Telephone (604) 691-3000
Vancouver BC V7Y 1K3	Telefax (604) 691-3031
Canada	www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, except for to the change in accounting policy for stock-based compensation as explained in note 2(f) to the financial statements, on a consistent basis.

KPMG LLP **(signed)**

Chartered Accountants

Vancouver, Canada

June 13, 2003



MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

March 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 1,210,076	$ 585,879
Accounts receivable	24,941	38,679
Marketable securities (note 3)	32,392	32,392
Advances and prepaid expenses	10,196	7,192
Total current assets	1,277,605	664,142
Assets held for sale (note 4)	-	100,000
Mineral properties (note 5)	1,701,659	1,628,822
Deferred exploration costs (note 5)	31,421,493	31,492,926
Equipment (note 6)	17,198	61,274
Total assets	$ 34,417,955	$ 33,947,164
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 228,299	$ 213,209
Due to related party (note 9)	3,050	99,036
Taxes payable	8,796	12,000
Total current liabilities	240,145	324,245
Shareholders' equity:		
Share capital (note 7)	55,719,260	53,470,446
Contributed surplus (note 7(c))	24,419	-
Deficit	(21,565,869)	(19,847,527)
Total shareholders' equity	34,177,810	33,622,919
Total liabilities and shareholders' equity	$ 34,417,955	$ 33,947,164

Nature of operations (note 1)
Commitments (note 8)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

_____ Director   _____ Director

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Operations and Deficit

Years ended March 31, 2003 and 2002

		2003		2002
Expenses:				
Amortization	$	17,319	$	19,357
Capital taxes (recovery)		-		(15,600)
Consulting fees (notes 7(c) and 9)		189,474		227,023
Directors' fees and honorarium		12,493		2,000
Interest and bank charges		2,489		2,344
Management fees (note 9)		376,500		96,000
Office and miscellaneous		132,898		159,994
Professional fees		240,203		167,444
Promotion and investor relations		213,760		193,010
Property evaluation and maintenance		62,076		108,197
Rent		37,095		126,356
Salaries and benefits		166,550		231,984
Transfer agent and regulatory fees		55,697		55,475
Travel		59,944		83,114
		1,566,498		1,456,698
Other earnings (expenses):				
Interest		19,034		17,901
Loss from write-down of marketable securities		-		(3,868)
Loss on disposal of equipment		(44,862)		-
Write-down of mineral properties and deferred exploration		(120,435)		-
		(146,263)		14,033
Loss before income taxes		(1,712,761)		(1,442,665)
Income tax expense (note 10)		5,581		13,216
Loss for the year		(1,718,342)		(1,455,881)
Deficit, beginning of year		(19,847,527)		(18,391,646)
Deficit, end of year	$	(21,565,869)	$	(19,847,527)
Basic and diluted loss per share	$	(0.03)	$	(0.03)
Weighted average number of shares outstanding		49,345,950		46,734,442

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

Years ended March 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Cash flows provided by (used in) operating activities:		
Loss for the year	$ (1,718,342)	$ (1,455,881)
Items not involving cash:		
Amortization	17,319	19,357
Loss from write-down of marketable securities	-	3,868
Loss on disposal of equipment	44,862	-
Write-down of mineral properties and deferred exploration	120,435	-
Stock-based compensation expense	24,419	-
Changes in non-cash operating working capital:		
Accounts receivable	13,738	(6,180)
Advances and prepaid expenses	(3,004)	48,722
Accounts payable and accrued liabilities	15,090	10,265
Due to related party	(95,986)	3,926
Taxes payable	(3,204)	6,640
Cash flows used in operating activities	(1,584,673)	(1,369,283)
Cash flows provided by (used in) investing activities:		
Deferred exploration costs	-	(44,456)
Mineral properties	(21,839)	-
Purchase of equipment	(19,105)	(3,772)
Proceeds on sale of equipment	1,000	788
Cash flows used in investing activities	(39,944)	(47,440)
Cash flows provided by financing activities:		
Shares issued for cash, net of costs	2,248,814	920,409
Increase (decrease) in cash and cash equivalents	624,197	(496,314)
Cash and cash equivalents, beginning of year	585,879	1,082,193
Cash and cash equivalents, end of year	$ 1,210,076	$ 585,879
Supplementary information:		
Income taxes paid	$ 8,201	$ 6,576
Non-cash transactions:		
Shares issued pursuant to Rabbit Track Diamond Project (note 5(c))	-	29,000

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

1. **Nature of operations:**

   On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.

2. **Significant accounting principles:**

   These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

   (a) Basis of consolidation:

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. All significant intercompany amounts and transactions have been eliminated on consolidation.

   (b) Cash and cash equivalents:

   Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

   (c) Marketable securities:

   Marketable securities are carried at the lower of cost and market value.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

2. Significant accounting principles (continued):

(d) Mineral properties and deferred exploration costs:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(f) Stock-based compensation:

Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively.

No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company accounts for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

2. **Significant accounting principles (continued):**

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h) Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

(i) Foreign currency translation:

Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j) Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of the marketable securities is disclosed in note 3.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

3. **Marketable securities:**

The quoted market value of marketable securities at March 31, 2003 was $100,178 (2002 - $32,392).

4. **Assets held for sale:**

During the year ended March 31, 2001, the Company wrote down the assets held for sale by $1,220,211 to $100,000, being the estimated net amount to be realized on a proposed sale of the assets. As of March 31, 2003, the Company is no longer attempting to sell these assets and the carrying value has been reclassified from assets held for sale to the Haveri mineral property project (note 5).

5. **Mineral properties and deferred exploration:**

Acquisition costs:

	2003	2002
AK/CJ claims	$ 3,847,553	$ 3,847,553
Proceeds received on sale of royalty	(2,295,000)	(2,295,000)
	1,552,553	1,552,553
Baffin Island Project	27,267	27,267
Rabbit Tracks Diamond Project	-	49,000
Ketza River Project	-	1
Molanosa Diamond Project	-	1
Haveri Project	121,839	-
	$ 1,701,659	$ 1,628,822

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

5. **Mineral properties and deferred exploration (continued):**

Deferred exploration:

	AK/CJ	Baffin Island project	Rabbit Tracks Diamond Project	Total
Balance, March 31, 2001	$ 30,861,544	$ 556,973	$ 29,953	$ 31,448,470
Exploration expenditures:				
Airborne and geophysical survey	-	-	28,764	28,764
Consulting and other professional services	-	2,307	3,776	6,083
Line-cutting	-	-	12,000	12,000
Report and filing fees	-	669	-	669
Travel, transportation and supplies	-	-	8,537	8,537
Reimbursement of costs by provincial government	-	-	(11,597)	(11,597)
	-	2,976	41,480	44,456
Balance, March 31, 2002	30,861,544	559,949	71,433	31,492,926
Write-down of deferred exploration costs	-	-	(71,433)	(71,433)
Balance, March 31, 2003	$ 30,861,544	$ 559,949	$ -	$ 31,421,493

(a) AK/CJ claims:

Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

Pursuant to a joint venture agreement between the Company, Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims by spending specified amounts on further exploration and development of the properties.

In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desktop study of the project. This study was completed and presented in August 2000. Thus the Company currently holds a 44.1% interest and Camphor a 4.9% interest. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to update its desktop study on an annual basis up to and including 2004 and continue to fund the exploration and development work. Once the desktop study shows that an internal rate or return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to a 30%.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

5. **Mineral properties and deferred exploration (continued):**

   (a) AK/CJ claims (continued):

   Upon completion of a feasibility study, De Beers interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers interest shall increase to 60%.

   All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers for all exploration and development costs incurred by De Beers outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

   During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

   (b) Baffin Island claims:

   Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company has incurred the minimum required expenditure and exercised its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

   (c) Rabbit Tracks Diamond project:

   During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

5. **Mineral properties and deferred exploration (continued):**

(d) Haveri project:

The Company has a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$500,000 phased over two years.

On October 10, 2002, Vision Gate Ventures Limited ("Vision Gate") was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Vision Gate must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

By:

October 10, 2003	$ 50,000
October 10, 2004	600,000
October 10, 2005	1,000,000

Vision Gate may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

Once a positive feasibility study of the construction and development of a mine on the property is complete, Vision Gate will issue 200,000 of its common shares to the Company. Once commercial production begins on the property, Vision Gate will issue a further 200,000 of its common shares to the Company. Vision Gate is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

6. **Equipment:**

2003	Cost	Accumulated amortization	Net book value
Furniture	$ 11,088	8,364	$ 2,724
Equipment	15,497	4,663	10,834
Computers	14,584	10,944	3,640
	$ 41,169	$ 23,971	$ 17,198

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

6. **Equipment (continued):**

2002	Cost	Accumulated amortization	Net book value
Furniture	$ 59,255	$ 42,438	$ 16,817
Equipment	73,548	54,945	18,603
Computers	108,523	82,669	25,854
	$ 241,326	$ 180,052	$ 61,274

7. **Share capital:**

(a) Authorized:

500,000,000 common shares without par value

(b) Issued and fully paid:

	Number of shares	Amount
Balance, March 31, 2001	62,166,188	$ 69,337,518
Less: shares owned by wholly owned subsidiary	(16,015,696)	(16,816,481)
	46,150,492	52,521,037
Issued pursuant to Rabbit Tracks Diamond Project (note 5(c))	50,000	29,000
Issued for cash pursuant to:		
Private placement	1,636,912	902,409
Exercise of stock options	30,000	18,000
Balance, March 31, 2002	47,867,404	53,470,446
Issued for cash pursuant to:		
Exercise of stock options	544,900	607,829
Exercise of warrants	2,169,766	1,640,985
Balance, March 31, 2003	50,582,070	$ 55,719,260

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

7. Share capital (continued):

(c) Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2003, the Company has 2,399,100 (2002 - 3,661,000) stock options outstanding in total, comprised of 1,919,100 (2002 - 2,045,000) granted inside the Plan and 480,000 (2002 - 1,516,000) granted outside the plan.

	Number of shares	Weighted average exercise price
Balance, March 31, 2001	2,197,036	$ 2.38
Granted	1,845,000	1.27
Exercised	(30,000)	0.60
Expired	(261,700)	3.46
Cancelled	(89,336)	1.72
Balance, March 31, 2002	3,661,000	1.78
Granted	364,000	1.61
Exercised	(544,900)	1.12
Expired	(1,081,000)	2.78
Balance, March 31, 2003	2,399,100	$ 1.46

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.60 - $0.67	325,000	3.2 years	$ 0.63	325,000	$ 0.63
$1.01 - $1.50	1,520,500	3.2 years	1.37	1,520,500	1.37
$1.71 - $2.25	553,600	1.0 years	2.19	507,000	2.24
	2,399,100	2.7 years	$ 1.46	2,352,500	$ 1.45

At March 31, 2003, there were 46,600 options with an exercise price of $1.71 that vest between April 30, 2003 to December 31, 2003. All other options are fully vested.

During the year ended March 31, 2003, the Company granted 339,000 options to directors, officers and employees at exercise prices ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2003 was $0.26. In accordance with the Company's stated accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

---

7. Share capital (continued):

(c) Stock options (continued):

The Company also granted 25,000 options to a consultant during fiscal 2003 at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting arrangement. The fair value of the 25,000 options granted to the consultant has been estimated to be $24,419 and has been recorded as consulting expense in the year ended March 31, 2003.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the 339,000 new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002 as described in note 2(f). The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

Net loss as reported	$ (1,718,342)
Pro forma adjustment	(69,957)
Pro forma net loss	$ (1,788,299)
Pro forma basic and diluted loss per share	$ (0.04)

The fair value of the options granted to employees and non-employees in 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62% - 75%
Risk-free interest rate	4.0%
Expected lives	1 to 30 months

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

Issue date	Balance, March 31, 2002	Issued	Exercised	Lapsed	Balance, March 31, 2003	Exercise price	Expiry date
September 15, 2000	983,666	-	(983,666)	-	-	$0.80	September 15, 2002
October 24, 2000	880,066	-	(755,066)	(125,000)	-	0.80	October 24, 2002
December 6, 2001	1,636,912	-	(431,034)	-	1,205,878	0.58	December 6, 2004
	3,500,644	-	(2,169,766)	(125,000)	1,205,878		

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

7. **Share capital (continued):**

(d) Share purchase warrants (continued):

Issue date	Balance, March 31, 2001	Issued	Exercised	Lapsed	Balance, March 31, 2002	Exercise price	Expiry date
September 15, 2000	983,666	-	-	-	983,666	$0.80	September 15, 2002
October 24, 2000	880,066	-	-	-	880,066	$0.80	October 24, 2002
December 6, 2001	-	1,636,912	-	-	1,636,912	$0.58	December 6, 2004
	1,863,732	1,636,912	-	-	3,500,644		

8. **Commitments:**

The Company is committed to total minimum payments of $16,910 under operating leases that expire in 2004.

The Company has entered into a consulting agreement with an officer of the Company which provides for severance in an amount that is equal to the greater of (*i*) three times annual salary; and (*ii*) US$504,000. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

9. **Related party transactions:**

Included in management fees during the year ended March 31, 2003 is $45,000 (2002 - $96,000) for management services to a director of the Company and a $331,500 (2002 - nil) severance payment to a director.

During the year ended March 31, 2003, the Company paid $193,301 (2002 - $207,913) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2003, the Company paid $20,340 (2002 - $35,200) for secretarial and public relations services to individuals related to a director of the Company.

As at March 31, 2003, $3,050 (2002 - $99,036) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

10. Income taxes:

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2002 - 42.6%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefit of which have not been recognized. Income tax expense of $5,581 (2002 - $13,216) relates to large corporations tax.

As at March 31, 2003, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

	2003	2002
Mineral properties and deferred exploration	$ (286,000)	$ (715,000)
Loss carry forwards	3,827,000	5,414,000
Equipment	167,000	145,000
Other	4,000	-
	3,712,000	4,844,000
Valuation allowance	(3,712,000)	(4,844,000)
Net future income tax asset (liability)	$ -	$ -

At March 31, 2003, the Company has available losses for income tax purposes totalling approximately $9.0 million, expiring at various times from 2004 to 2010. Of the available losses $3.6 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $32.5 million, which may be carried forward and utilized to reduce future taxable income. Included in the $32.5 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

Results

The Company's loss for the fiscal year ended March 31, 2003 ("fiscal 2003") totaled $1,718,342 or $0.03 per share compared to $1,455,881 or $0.03 per share for the fiscal year ended March 31, 2002 ("fiscal 2002"). These losses include the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2003 was $76,836 compared to a loss of $130,583 during fiscal 2002.

During fiscal 2003, operating expenses were $1,566,498 compared to $1,456,698 in fiscal 2002. The operating expenses for fiscal 2003 included a one-time severance payment of $331,500 to a director of the Company and a $24,419 stock-based compensation expense for the granting of stock options to a consultant for services rendered. If these two expenses were excluded (as no such expenses were incurred in fiscal 2002) then the operating expenses for fiscal 2003 would actually have been 16.9% lower compared to those for fiscal 2002. The reduction in operating expenses was due to various cost cutting measures which included reductions in wages, consulting & management fees and lower insurance, rent, office costs etc. This reduction was offset by increased legal fees due in part due to the extra work required as a result of the introduction of the Sarbanes-Oxley Act.

During fiscal 2003 the Company's interest income was $19,034 compared to $17,901 a year earlier.

The fiscal 2003 expenses include a write-down of $120,435 of mineral properties and deferred exploration costs, relating mostly to the Rabbit Tracks Diamond Project in Manitoba. There was no write-down of mineral property during fiscal 2002.

Liquidity and Cash Resources

Since its inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2003, the Company had $1,210,076 in cash and cash equivalents, compared with $585,879 a year earlier. At March 31, 2003 the Company had a working capital position of $1,037,460 compared to $339,897 a year earlier. The Company had no long-term debt at March 31, 2003 or March 31, 2002. All exploration expenditures in respect of the Gahcho Kue Project on the AK claims, the Company's most significant property, are the responsibility of De Beers Canada Exploration Inc. (a wholly owned subsidiary of De Beers Consolidated Mines Ltd.), the 51% owner of the property.

Financing Activities

During fiscal 2003 the Company received $607,829 for issuing 544,900 shares upon the exercise of various stock options. During fiscal 2003 the Company received $1,640,985 upon the exercise of warrants to purchase 2,169,766 shares. During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon the exercise of stock options.

Investing Activities

No property acquisitions were made during fiscal 2003. During fiscal 2002, the Company incurred acquisition costs of $29,000 for the Rabbit Tracks Diamond property in Manitoba.

The Company did not incur any exploration costs during fiscal 2003. During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2002 the exploration costs in respect of the Baffin Island property amounted to $2,976. De Beers Canada Exploration Inc. paid all costs for work on and related to the AK-CJ claims during fiscal 2003 and fiscal 2002.

Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the Gahcho Kue project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2001 and 2002 bulk samples (modeled revenues per tonne and grades) combined with updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and economic uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective to adding to the existing resource.

Then, at the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004.

It is anticipated that the cash and cash equivalents on March 31, 2003 will provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date well into 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

Risk Factors

All of the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of the mineral deposit including the quantity and quality of the ore, proximity to or cost to develop infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for these purposes when required. However, with regard to the Gahcho Kue project, the Company is carried to production with De Beers Canada paying all expenses.

Selected Quarterly Information

	2003				
	Q1	Q2	Q3	Q4	Total
Loss for period	$ 279,791	$ 283,434	$ 595,911	$ 559,206	$ 1,718,342
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.03

	2002				
	Q1	Q2	Q3	Q4	Total
Loss for period	$ 451,160	$ 418,220	$ 316,357	$ 270,144	$ 1,455,881
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.03

Forward Looking Statements

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

August 15, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: MOUNTAIN PROVINCE DIAMONDS INC.

We confirm that the following material was sent by pre-paid mail on August 15, 2003, to the registered common shareholders of the subject Corporation:

A.   Notice of Annual General Meeting / Information Circular
B.   Annual Report 2003 including Financial Statements for the years ended March 31, 2003 and 2002
C.   Proxy
D.   Supplemental Mailing List Return Card
E.   Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
"Mariano Banting"
Assistant Account Manager
Client Services, Stock Transfer Dept.
Tel(604)661-9479
Fax(604)683-3694

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date   August 15, 2003   By: /S/ *"Pradeep Varshney"*
                                        (Print) Name: Pradeep Varshney
                                        Title: Chief Financial Officer